Exhibit 99.1

ChinaCache International Holdings Ltd. Announces Third Quarter 2012 Financial Results

Reports Improved Profitability and Enterprise Market Penetration

BEIJING — November 19, 2012 — ChinaCache International Holdings Ltd. (“ChinaCache” or the “Company”) (NASDAQ: CCIH), the leading total solutions provider of Internet content and application delivery services in China, today announced its unaudited condensed consolidated financial results for the Company’s third quarter ended September 30, 2012.

Highlights for the Third Quarter of 2012

•                  Net revenues in the third quarter were RMB209.2 million (US$33.3 million), representing a 5.9% increase from the previous quarter and a 30.4% increase year-over-year.

•                  Gross profit in the third quarter was RMB68.3 million (US$10.9 million), an increase of 10.0% from the previous quarter and 39.7% year-over-year.

•                  Gross margin in the third quarter was 32.6%, compared to 31.4% in the second quarter of 2012 and 30.5% in the corresponding quarter in 2011. Adjusted gross margin (non-GAAP) in the third quarter was 38.7%.

•                  Adjusted net income (non-GAAP) in the third quarter was RMB8.2 million (US$1.3 million), a 32.3% increase from the previous quarter and a decrease of 25.5% year-over-year.

•                  Number of active customers in the third quarter was 1,138, compared to 1,013 in the previous quarter. Third quarter 2012 customer additions totaled a record 125, driven primarily by enterprises and e-commerce customers.

•                  Increased penetration among mobile app developers and platforms, and launched new solution for mobile app developers.

•                  Expanded International presence through European partnership with Interxion.

•                  ChinaCache Index, or CCIndex, gained further recognition as a source of valuable data for carriers, ISPs, government agencies and others invested in China’s Internet industry.  CCIndex began publishing quarterly China Internet Speed Rankings.

“We are pleased to deliver another quarter of financial improvement, while making important progress toward a number of key strategic initiatives,” said Mr. Song Wang, co-founder, chairman and chief executive officer of ChinaCache. “Our primary focus, the enterprise vertical, delivered strong performance in the third quarter. Enterprise demand for our value-added services is accelerating, and we are investing the necessary resources to strengthen this segment of the business. These services, together with our Content-aware Network Services, form a comprehensive solution for customers in a variety of industries looking to establish or improve an online presence.

“During the quarter, we continued to enhance our operational capabilities on all fronts”, said Ms. Jackie You Kazmerzak, chief financial officer of ChinaCache. “Given the current macroeconomic environment, we have sharpened our strategic focus on what we consider Sustainable Markets. We are allocating more resources to penetrate the enterprise market and taking a more selective approach to signing new customers. It is this focus that resulted in improved revenue mix favoring enterprises and e-commerce customers, and supported a third consecutive quarter of gross margin expansion. Moreover, we delivered record quarterly increase in customer count. We are confident that our pursuit of quality growth will pay off in the long run, both for ChinaCache and for our shareholders.”

Third Quarter 2012 Financial Results

Net revenues for the third quarter of 2012 were RMB209.2 million (US$33.3 million), a 5.9% increase from the second quarter of 2012 and a 30.4% increase from the corresponding period in 2011. Net revenue growth was primarily driven by strength in the enterprises and e-commerce vertical, which reached 29% of total revenues.

Cost of revenues for the third quarter increased by 4.0% quarter-over-quarter and 26.3% year-over-year to RMB140.9 million (US$22.4 million). Gross margin increased to 32.6%, compared to 31.4% in the previous quarter and 30.5% in the corresponding period in 2011. Non-GAAP gross margin, which excludes share-based compensation, depreciation and amortization expenses, was 38.7%, compared to 39.1% in the second quarter of 2012 and 41.4% in the corresponding period in 2011.

Sales and marketing expenses for the third quarter increased by 16.9% from the previous quarter to RMB21.6 million (US$3.4 million) and increased by 16.2% year-over-year, accounting for 10.3% of net revenues as the Company refined its incentive plans to boost enterprise customer sales.

General and administrative expenses for the third quarter decreased by 5.8% over the previous quarter to RMB22.3 million (US$3.5 million), or 10.6% of net revenues, and increased by 80.0% year-over-year. This year-over-year increase is mainly due to enhancement in managerial capabilities and costs arising from the Company’s office relocation plan.

Research and development expenses for the third quarter increased 23.9% over the previous quarter to RMB18.6million (US$3.0 million) and increased by 72.7% year-over-year, accounting for 8.9% of net revenues. The increases are mainly due to the Company’s research initiatives on technologies and solutions targeting mobile Internet and enterprise customers.

Operating profit was RMB5.9 million (US$0.9 million) in the third quarter of 2012, compared to an operating profit of RMB5.0 million in the previous quarter and RMB6.7 million in the corresponding period in 2011. Non-GAAP operating profit, which excludes share-based compensation expenses and post-acquisition settlement consideration, was RMB9.8 million (US$1.6 million), compared to RMB8.0 million in the second quarter of 2012 and RMB12.8 million in the corresponding period in 2011.

Income tax expense was RMB1.2 million (US$0.2 million) in the third quarter of 2012, compared to income tax expense of RMB2.6 million in the second quarter of 2012 and RMB2.9 million in the corresponding period in 2011.

Net income was RMB2.9 million (US$0.5 million) in the third quarter of 2012, compared to net income of RMB4.3 million in the second quarter of 2012 and RMB3.4 million in the corresponding period in 2011. Basic and diluted income per American depositary share (“ADS”) from continuing operations for the third quarter of 2012 was RMB0.13 (US$0.02) and RMB0.12 (US$0.02), respectively. Each ADS represents 16 ordinary shares of the Company.

Adjusted net income (non-GAAP), defined as income from continuing operations before share-based compensation expenses, foreign exchange loss or gain, penalties on uncertain tax positions and post-acquisition settlement consideration, was RMB8.2 million (US$1.3 million), compared to RMB6.2 million in the second quarter of 2012 and RMB11.0 million in the corresponding period in 2011. Non-GAAP basic and diluted earnings per ADS in the third quarter of 2012 were RMB0.36 (US$0.06) and RMB0.35 (US$0.06), respectively.

Adjusted EBITDA (non-GAAP), defined as EBITDA excluding share-based compensation expenses, foreign exchange loss or gain and post-acquisition settlement consideration, was RMB23.6 million (US$3.7 million) compared to RMB24.4 million in the second quarter of 2012 and RMB31.1 million in the corresponding period in 2011.

Capital Resources

As of September 30, 2012, the Company had cash and cash equivalents of RMB274.1 million (US$43.6 million). In addition, the Company had an available—for—sale investment amounting to RMB 98.6 million (US$15.7 million) in an RMB denominated short term fixed income fund which is presented as non-current assets. Capital expenditures for the third quarter of 2012 were RMB31.3 million (US$5.0 million).

Share Repurchases

In May 2012, the Company’s Board authorized a share repurchase program to repurchase up to US$10 million of the Company’s ADSs from May 2012 to May 2013 through open market transactions or in block trades.

As of November 16, 2012, the Company had repurchased a total of 226,006 ADSs for approximately US$1.1 million at an average price of US$4.93 per ADS under this buyback program on the open market. The Company currently has approximately 22.8 million ADSs outstanding.

Outlook for the Company’s Fourth Quarter of 2012

ChinaCache currently expects to generate total net revenues in the range of RMB225 million (US$35.8 million) to RMB230 million (US$36.6 million) for the fourth quarter of 2012, representing an increase of 7.6% to 9.9% from the third quarter of 2012, and an increase of 25.3% to 28.1% year-over-year. This forecast reflects ChinaCache’s current view, which is subject to change.

Conference Call Information

The Company has scheduled a corresponding conference call and live webcast to discuss these results at 7:00 PM Eastern Standard Time on November 19, 2012, which corresponds to 8:00 AM Beijing time on November 20, 2012.

The dial-in details for the live conference call are as follows:

•	U.S. dial-in number:	+1 (646) 254-3515
•	Hong Kong dial-in number:	+852 3051-2745
•	International dial-in number:	+65 6723-9385
•	China dial-in number:	400-1200-654
•	Conference ID:	6523-9296

A live and archived webcast of the conference call will be available on the Investor Relations section of ChinaCache’s website at en.chinacache.com.

A replay of the conference call will also be available until November 26, 2012 by dialing:

•	U.S. dial-in number:	+1 (855) 452-5696
•	International dial-in number:	+61 2 8199 0299
•	China dial-in number:	400-1200-932
•	Conference ID:	6523-9296

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. (NASDAQ: CCIH) is the leading total solutions provider of

Internet content and application delivery services in China. As a carrier-neutral service provider, ChinaCache’s network in China is interconnected with networks operated by all telecom carriers, major non-carriers and local Internet service providers. With more than a decade of experience in developing solutions tailored to China’s complex internet infrastructure, ChinaCache is a partner of choice for businesses, government agencies and other enterprises to enhance the reliability and scalability of online services and applications and improve end-user experience. For more information on ChinaCache, please visit en.chinacache.com.

*Use of Non-GAAP Financial Measures

In evaluating its business, ChinaCache considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measures to review and assess its operating performance: non-GAAP gross profit, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP research and development expenses, non-GAAP operating profit, adjusted net income (non-GAAP), EBITDA and adjusted EBITDA (non-GAAP). The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP to GAAP Financial Measures” set forth at the end of this press release.

To present non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses and non-GAAP research and development expenses, the Company excludes share-based compensation expenses.

To present non-GAAP gross profit, the Company excludes depreciation and amortization expenses and share-based compensation expenses.

To present non-GAAP operating profit, the Company excludes share-based compensation expenses and post-acquisition settlement consideration.

The Company defines adjusted net income as income (loss) from continuing operations before share-based compensation expenses, foreign exchange loss or gain, penalties on uncertain tax positions and post-acquisition settlement consideration.

The Company uses EBITDA to assist in reconciliation to adjusted EBITDA. The Company defines EBITDA as income (loss) from continuing operations before interest expense, interest income, income tax expense, penalties on uncertain tax positions, and depreciation and amortization. The Company defines adjusted EBITDA as EBITDA before share-based compensation expenses, foreign exchange loss or gain, and post-acquisition settlement consideration that the Company does not consider reflective of its ongoing operations. The Company believes that the use of adjusted EBITDA facilitates investors’ use of operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in items such as capital structure (affecting relative interest expense and share-based compensation expense), the book amortization of intangibles (affecting relative amortization expense), the age and book value of facilities and equipment (affecting relative depreciation expense) and other non-cash expenses. The Company also presents adjusted EBITDA because it believes it is frequently used by securities analysts, investors and other interested parties as a measure of the financial performance of companies in its industry.

Those non-GAAP financial measures are not defined under U.S. GAAP and are not measures presented in accordance with U.S. GAAP. Those non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net income (loss) or other consolidated income statement data prepared in accordance with U.S. GAAP. Some of these limitations include, but are not limited to:

•                  Adjusted net income, EBITDA and Adjusted EBITDA do not reflect the Company’s cash expenditures or future requirements for capital expenditures or contractual commitments;

•                  They do not reflect changes in, or cash requirements for, the Company’s working capital needs;

•                  They do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on the Company’s debt;

•                  They do not reflect income taxes or the cash requirements for any tax payments;

•                  Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and Adjusted net income, EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements;

•                  While share-based compensation is a component of cost of revenues and operating expenses, the impact on the Company’s financial statements compared to other companies can vary significantly due to such factors as assumed life of the options and assumed volatility of the Company’s ordinary shares; and

•                  Other companies may calculate Adjusted net income, EBITDA and Adjusted EBITDA differently than the Company does, limiting their usefulness as comparative measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the effective exchange rate of 6.2848 as of September 30, 2012.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. . Among other things, the outlook for the fourth quarter of 2012 and quotations from management in this announcement, as well as ChinaCache’s strategic and operational plans, contain forward-looking statements. ChinaCache may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and ChinaCache undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Ms. Yujie Li	Mr. Lee Roth
Investor Relations	The Piacente Group | Investor Relations
ChinaCache International Holdings	Tel: +1 212-481 2050
Tel: +86 (10) 6437 3399	Email: chinacache@tpg-ir.com
Email: ir@chinacache.com

FINANCIAL TABLES

•      Unaudited Condensed Consolidated Balance Sheets

•      Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income

•      Supplementary Financial Data

•      Supplementary Operating Metrics

•      Reconciliations of Non-GAAP to GAAP Financial Measures

Condensed Consolidated Balance Sheets

(amounts in thousands)

	As of Sept 30	As of Jun 30	As of Sept 30	As of Sept 30
	2011	2012	2012	2012
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	417,692	304,710	274,142	43,620
Accounts receivable, net	177,232	252,422	284,902	45,332
Prepaid expenses and other current assets	20,463	17,974	17,975	2,860
Deferred tax assets	4,595	8,370	7,912	1,259
Amount due from related parties	48,654	—	—	—
Total current assets	668,636	583,476	584,931	93,071

Non-current assets
Investment at cost	6,254	13,136	13,136	2,090
Available-for-sale investments	99,014	99,957	100,337	15,965
Property & equipment,net	159,350	163,226	178,332	28,375
Acquired intangible assets, net	57	—	—	—
Intangible assets, net	—	1,460	2,573	409
Goodwill	16,989	—	—	—
Deferred tax assets	3,936	5,093	2,934	467
Long-term deposits	2,906	4,668	3,847	612
Total non-current assets	288,506	287,540	301,159	47,918

Total Assets	957,142	871,016	886,090	140,989

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	83,489	69,508	83,076	13,219
Accrued employee benefits	24,098	29,624	28,571	4,546
Accrued expenses and other payables	52,381	58,917	62,117	9,884
Income tax payable	33,889	17,867	16,074	2,558
Liabilities for uncertain tax positions	27,739	6,238	6,238	993
Deferred tax liabilities	14	—	—	—
Dividend payable	130	—	—	—
Amounts due to related parties	59,150	18	18	3
Current portion of capital lease obligations	6,063	1,710	—	—
Total current liabilities	286,953	183,882	196,094	31,203

Non-current liabilities
Amounts due to related parties	3,956	—	—	—
Total non-current liabilities	3,956	—	—	—

Total Liabilities	290,909	183,882	196,094	31,203

Total Shareholders’ equity	666,233	687,134	689,996	109,786

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	957,142	871,016	886,090	140,989

Condensed Consolidated Statements of Operations

(amounts in thousands, except for number of shares, per share and per ADS data)

	For the Three Months Ended
	Sept 30, 2011	Jun 30, 2012	Sept 30, 2012	Sept 30, 2012
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net revenues	160,432	197,536	209,202	33,287
Cost of revenues	(111,552)	(135,451)	(140,929)	(22,424)

Gross profit	48,880	62,085	68,273	10,863
Sales & marketing expenses	(18,561)	(18,447)	(21,567)	(3,432)
General & administrative expenses	(12,364)	(23,621)	(22,250)	(3,540)
Research & development expenses	(10,755)	(14,989)	(18,575)	(2,956)
Post-acquisition settlement consideration	(500)	—	—	—

Operating income	6,700	5,028	5,881	935
Interest income	372	596	243	39
Interest expense	(273)	(245)	(209)	(33)
Other income/(expense)	989	414	(443)	(70)
Foreign exchange (loss)/gain, net	(1,547)	1,075	(1,423)	(226)

Income from continuing operations before income taxes	6,241	6,868	4,049	645
Income tax expense	(2,874)	(2,568)	(1,187)	(189)

Income from continuing operations	3,367	4,300	2,862	456

Discontinued operations
Income from operations of discontinued Component Jnet	46	—	—	—

Net income attributable to ordinary shareholders	3,413	4,300	2,862	456

Foreign currency translation	165	(129)	81	13
Avaliable for sale (loss)/income	(120)	363	382	61

Total other comprehensive loss, net of tax	45	234	463	74

Comprehensive income	3,458	4,534	3,325	530

Earnings per ordinary share:
Income from continuing operations	0.01	0.01	0.01	0.00
Income from discontinued operations	0.00	0.00	0.00	0.00
Basic	0.01	0.01	0.01	0.00

Income from continuing operations	0.01	0.01	0.01	0.00
Income from discontinued operations	0.00	0.00	0.00	0.00
Diluted	0.01	0.01	0.01	0.00

Earnings per ADS:
Income from continuing operations	0.14	0.19	0.13	0.02
Income from discontinued operations	0.00	0.00	0.00	0.00
Basic	0.14	0.19	0.13	0.02

Income from continuing operations	0.14	0.19	0.12	0.02
Income from discontinued operations	0.00	0.00	0.00	0.00
Diluted	0.14	0.19	0.12	0.02

Weighted average number of ordinary shares used in earnings per share computation:
Basic	383,190,759	364,944,162	364,104,587	364,104,587
Diluted	392,272,524	371,420,200	370,237,748	370,237,748

Supplementary Financial Data

(amounts in thousands, except for percentages)

	For the Three Months Ended
	Sept 30, 2011	Jun 30, 2012	Sept 30, 2012	Sept 30, 2012
	RMB (Unaudited)	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)

Cost of revenues breakdown:
Bandwidth, co-location and storage fees	89,258	112,293	118,374	18,835
Depreciation of network equipment and amortization of acquired intangible assets	16,457	14,670	11,963	1,903
Payroll and other compensation costs of network operations personnel	4,520	5,495	6,745	1,073
Other cost of revenues	1,317	2,993	3,847	612
Total cost of revenues	111,552	135,451	140,929	22,423

Allocation of share-based compensation expenses:
Cost of revenues	1,111	526	698	111
Sales and marketing expenses	2,654	1,257	1,669	266
General and administrative expenses	616	585	777	124
Research and development expenses	1,172	556	737	117
Total share-based compensation expenses	5,553	2,924	3,881	618

Depreciation and amortization expenses:
Cost of revenues	16,457	14,670	11,963	1,903
Sales and marketing expenses	216	39	312	50
General and administrative expenses	176	100	282	45
Research and development expenses	490	1,156	1,674	266
Total depreciation and amortization expenses	17,339	15,965	14,231	2,264

Capital expenditures, related to additions of property and equipment	20,874	29,484	31,316	4,983
As a percentage of net revenues	13.0%	14.9%	15.0%	15.0%

Supplementary Operating Metrics

(Unaudited)

	For the Three Months Ended
	Jun 30,	Sept 30,	Dec 31,	Mar 31,	Jun 30,	Sept 30,
	2011	2011	2011	2012	2012	2012

Revenue breakdown by industry verticals

Internet and software	23%	20%	20%	20%	20%	20%
Mobile internet	16%	17%	17%	17%	18%	18%
Media and entertainment	31%	33%	33%	32%	30%	29%
Enterprises and e-commerce	27%	26%	26%	27%	28%	29%
Government agencies	3%	4%	4%	4%	4%	4%
Total	100%	100%	100%	100%	100%	100%

Revenues contributed by Top 5 customers as a percentage of net revenues	33%	32%	32%	24%	29%	22%

Number of active customers	617	683	775	895	1,013	1,138

Number of employees at period end	442	506	557	690	751	758

Supplementary Metrics - Reconciliations of Non-GAAP to GAAP Financial Measures

(amounts in thousands of RMB, except for percentages, number of shares, per share and per ADS data)

(Unaudited)

	For the Three Months Ended
	Sept 30, 2011	Jun 30, 2012	Sept 30, 2012
	RMB	RMB	RMB
Adjusted EBITDA – defined as EBITDA before share-based compensation expense, foreign exchange loss or gain, and post acquisition settlement consideration

Net income	3,367	4,300	2,862
Depreciation	17,301	15,965	14,231
Amortization	38	—	—
Interest expense	273	245	209
Interest income	(372)	(596)	(243)
Income tax expense	2,874	2,568	1,187
Share-based compensation	5,553	2,924	3,881
Foreign exchange loss/(gain)	1,547	(1,075)	1,423
Penalties on uncertain tax positions	—	22	—
Post-acquisition settlement consideration	500	—	—
Adjusted EBITDA	31,081	24,353	23,550
Margin%	19.4%	12.3%	11.3%
QoQ growth	8.6%	(9.8)%	(3.3)%
YoY growth	(4.2)%	(14.9)%	(24.2)%

Adjusted net income – defined as net income before share- based compensation expense, foreign exchange loss or gain, penalty on uncertain tax positions, and post-acquisition settlement consideration

Net income	3,367	4,300	2,862
Share-based compensation	5,553	2,924	3,881
Foreign exchange loss/(gain)	1,547	(1,075)	1,423
Penalties on uncertain tax positions	—	22	—
Post-acquisition settlement consideration	500
Adjusted net income	10,967	6,171	8,166
Margin%	6.8%	3.1%	3.9%
QoQ growth	13.0%	(30.8)%	32.3%
YoY growth	(23.3)%	(36.4)%	(25.5)%

	For the Three Months Ended
	Sept 30, 2011	Jun 30, 2012	Sept 30, 2012
Non-GAAP gross profit — defined as gross profit before share- based compensation expense and depreciation and amortization

Gross profit	48,880	62,085	68,273
Plus: Depreciation and amortization	16,457	14,670	11,963
Plus: Share-based compensation	1,111	526	698
Non-GAAP gross profit	66,448	77,281	80,934
Margin%	41.4%	39.1%	38.7%
QoQ growth	11.1%	7.6%	4.7%

Supplementary Metrics - Reconciliations of Non-GAAP to GAAP Financial Measures

(amounts in thousands of RMB, except for percentages, number of shares, per share and per ADS data)

(Unaudited)

	For the Three Months Ended
	Sept 30, 2011	Jun 30, 2012	Sept 30, 2012
YoY growth	30.1%	29.2%	21.8%

Non-GAAP operating expenses – defined as operating expenses before share-based compensation expense

Sales & marketing expenses	18,561	18,447	21,567
Minus: Share-based compensation	(2,654)	(1,257)	(1,669)
Non-GAAP sales & marketing expenses	15,907	17,190	19,898
% of net revenues	9.9%	8.7%	9.5%
QoQ growth	8.2%	(1.9)%	15.8%
YoY growth	58.1%	17.0%	25.1%

General & administrative expenses	12,364	23,621	22,250
Minus: Share-based compensation	(616)	(585)	(777)
Non-GAAP general & administrative expenses	11,748	23,036	21,473
% of net revenues	7.3%	11.7%	10.3%
QoQ growth	25.4%	46.1%	(6.8)%
YoY growth	120.7%	146.0%	82.8%

Research & development expenses	10,755	14,989	18,575
Minus: Share-based compensation	(1,172)	(556)	(737)
Non-GAAP research & development expenses	9,583	14,433	17,838
% of net revenues	6.0%	7.3%	8.5%
QoQ growth	20.8%	11.8%	23.6%
YoY growth	156.2%	82.0%	86.1%

Non-GAAP operating profit – defined as GAAP operating profit before share-based compensation expense and post-acquisition settlement consideration

Operating income	6,700	5,028	5,881
Plus: Share-based compensation	5,553	2,924	3,881
Plus: Post acquisition settlement consideration	500	—	—
Non-GAAP operating profit	12,753	7,952	9,762
Margin%	7.9%	4.0%	4.7%
QoQ growth	5.4%	(29.0)%	22.8%
YoY growth	(30.4)%	(34.3)%	(23.5)%

Non-GAAP basic and diluted earnings per share and basic and diluted earnings per ADS is calculated based upon adjusted net income divided by weighted average number of ordinary shares

Adjusted net income	10,967	6,171	8,166
Weighted average number of ordinary shares used in earnings
Basic	383,190,759	364,944,162	364,104,587
Diluted	392,272,524	371,420,200	370,237,748
Earnings per ordinary share:
Basic	0.03	0.02	0.02
Diluted	0.03	0.02	0.02

Supplementary Metrics - Reconciliations of Non-GAAP to GAAP Financial Measures

(amounts in thousands of RMB, except for percentages, number of shares, per share and per ADS data)

(Unaudited)

	For the Three Months Ended
	Sept 30, 2011	Jun 30, 2012	Sept 30, 2012
Earnings per ADS:
Basic	0.46	0.27	0.36
Diluted	0.45	0.27	0.35